UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from      to

Commission File Number 0-19357

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MONRO, INC.

401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MONRO, INC.

200 HOLLEDER PARKWAY

ROCHESTER, NY 14615

MONRO, INC.

401(k) PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page No.

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2023 and December 31, 2022	4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2023	5

Notes to Financial Statements	6 - 10

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) – December 31, 2023	11

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signature	12

Exhibit Index	13

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	14

Report of Independent Registered Public Accounting Firm

To the Plan Administrator, Benefits Committee and Plan Participants of the Monro, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Monro, Inc. 401(k) Plan (the Plan), as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Freed Maxick CPAs, P.C.

We have served as the Plan’s auditor since 2008.

Buffalo, New York

June 27, 2024

MONRO, INC.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2023	2022
Assets
Investments, at fair value:
Shares of registered investment companies	$65,184,893	$57,819,671
Employer securities	930,770	1,247,630

Total investments, at fair value	66,115,663	59,067,301
Fully benefit-responsive income fund, at contract value	7,479,634	6,448,845

Total investments	73,595,297	65,516,146
Receivables:
Employer’s contributions	69,119	78,765
Participants’ contributions	183,503	213,161
Notes receivable from participants	1,606,219	1,529,805

Total receivables	1,858,841	1,821,731

Total assets	75,454,138	67,337,877
Liabilities
Accrued expenses	37,653	—

Net assets available for benefits	$75,416,485	$67,337,877

The accompanying notes are an integral part of the financial statements.

MONRO, INC.

401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31,
2023
Additions to net assets attributed to:
Contributions:
Employer	$2,039,501
Participant	6,030,591
Rollover	404,837

Total contributions	8,474,929

Investment income:
Net appreciation in fair value of investments	8,232,818
Dividend income	1,265,670
Interest and other income	172,425

Total investment income	9,670,913

Total additions	18,145,842

Deductions from net assets attributed to:
Benefits paid to participants	9,833,466
Administrative expenses	233,768

Total deductions	10,067,234

Increase in net assets available for benefits	8,078,608
Net assets available for benefits:
Beginning of year	67,337,877

End of year	$75,416,485

The accompanying notes are an integral part of the financial statements.

MONRO, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the Monro, Inc. 401(k) Plan (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General

Monro, Inc. (the employer and Plan sponsor) (the “Company” or “Monro”) voluntarily contributes funds to provide for retirement, termination, disability and death benefits of plan participants. Substantially all employees of Monro, Inc. are eligible to become participants of the Plan upon hire. To participate, an employee must be 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute from 1% to 50% of their annual pre-tax compensation. Participants may also contribute amounts representing rollovers from other qualified plans. Contributions are subject to certain limitations as required under the Internal Revenue Code. Participants who have attained age 50 or older during the plan year are eligible to make catch-up contributions.

The Company match is a fixed uniform rate of 50% of the first 6% of participant contributions. Catch-up contributions are not eligible for Company matching contributions. All active participants are eligible to receive the Company match, with no limit based on hours worked. Matching contributions are calculated and remitted each payroll period. Additionally, the Company may contribute to the Plan an additional amount, either in the form of a “Profit Sharing Contribution”, or in the form of an additional match on 401(k) participant contributions, at the sole discretion of the Board of Directors. For the year ended December 31, 2023, the Company did not make a “Profit Sharing Contribution”.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and (a) the Company’s matching contribution, (b) an allocation of the Company’s Profit Sharing contribution, if applicable, (c) Plan earnings and (d) charged with an allocation of administrative expenses. Plan earnings and administrative expense allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their own salary reduction contributions plus actual earnings thereon. Vesting in the Company 401(k) Matching Contribution portion of their accounts, plus actual earnings thereon, is based on years of service as defined in the Plan. A participant vests 25% at the end of his/her second year of service, and an additional 25% each year thereafter. Participants become 100% vested in the Company’s Profit Sharing Contributions at the end of five years of service with 25%, 50% and 75% vesting in years two, three and four, respectively.

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions and to pay administrative expenses of the Plan. Forfeited accounts used to reduce Company contributions and to pay administrative expenses amounted to approximately $302,100 for the year ended December 31, 2023. At December 31, 2023 and 2022, remaining forfeitures available to offset future contributions were approximately $31,900 and $17,000, respectively.

MONRO, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Notes Receivable from Participants

Participants may borrow from their 401(k) account in various amounts as specified by the Plan. Notes receivable must be a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. The terms for notes receivable range from one to five years, or up to ten years for the purchase of a primary residence. The notes receivable are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through payroll deductions. Notes receivable of approximately $1,118,000 and $1,116,000 were granted during the year ended December 31, 2023 and December 31, 2022, respectively.

Payment of Benefits

Upon retirement, termination of employment, death or disability, participants or their beneficiaries may elect to receive their account balances in a single sum or in equal annual, or more frequent installments over a period not to exceed the life expectancy of the participant or the joint life expectancy of the participant and his beneficiary. In-service distributions are also permitted when a participant attains age 59.5 or demonstrates financial hardship.

Administration

The Monro, Inc. Benefits Committee is solely responsible for the general administration of the Plan and carrying out the Plan provisions. The Benefits Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Company’s Board of Directors. The Company reserves the right, by action of the Board of Directors, to discontinue contributions and terminate the Plan at any time, subject to the provisions of ERISA. In the event of a termination of the Plan, each participant shall immediately become fully vested. The administrator, custodian and trustee of the Plan is Empower Trust Company, LLC (“Empower”).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Financial Statements of the Plan have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

Investments are reported at fair value, with the exception of fully benefit-responsive investment contracts, which are reported at contract value (see Note 6). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Benefit Committee determines the Plan’s valuation policies utilizing information provided by the investment administrator, custodian and trustee. See Note 5 for discussion of fair value measurements.

The Plan presents, in the Statement of Changes in Net Assets, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) of those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are charged directly to the participants’ accounts when they are incurred. No allowance for credit losses has been recorded as of December 31, 2023 or 2022. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

MONRO, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Contributions

Contributions from Plan participants and the matching contributions from the employer are recorded in the year in which the employee contributions are withheld from compensation.

Administrative Expenses

Plan expenses are primarily paid by the Plan. Expenses related to the administration of notes receivable from participants are charged directly to the participants’ account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.

Benefit Payments

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate and market risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amount reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Recently Issued Accounting Pronouncements

Recent accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”) (including technical corrections to the FASB’s Accounting Standards Codification) did not, or are not, expected to have a material effect on the Plan’s financial statements.

Subsequent Events

The Plan Administrator has evaluated subsequent events through the date the financial statements were issued.

NOTE 3 - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are invested in shares of registered investment companies and guaranteed income funds. The guaranteed income fund is managed by Empower, the Plan’s third-party administrator, custodian and trustee. Therefore, transactions with Empower qualify as party-in-interest transactions under ERISA. Fees paid by the Plan to Empower for professional expenses amounted to approximately $211,500 for the year ended December 31, 2023. The Plan also invests in Monro, Inc. Stock Fund. Monro is the Plan Sponsor, and therefore, these transactions qualify as party-in-interest. Investment loss from investments sponsored by Monro amounted to approximately $477,700 for the year ended December 31, 2023.

MONRO, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4 - FEDERAL INCOME TAX STATUS

The Plan uses a Prototype Non-standardized Profit Sharing Plan with CODA with Empower. The agreement has obtained an opinion letter from the Internal Revenue Service (“IRS”), which states that the document satisfies the applicable provisions of the Internal Revenue Code. The Plan has not received a determination letter from the IRS; however the Plan administrator and the Plan’s counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.

Additionally, GAAP requires Plan management to evaluate the tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain tax position that is more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 5 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The accounting standards related to fair value measurements include a hierarchy for information and valuations used in measuring fair value that is broken down into three levels based on reliability, as follows:

•	Level 1 valuations are based on quoted prices in active markets for identical instruments that the Plan has the ability to access.

•

Level 2 valuations are based on quoted prices for similar, but not identical, instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or other significant observable inputs besides quoted prices.

•	Level 3 valuations are based on information that is unobservable and significant to the overall fair value measurement.

A financial instrument’s categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022.

Employer Securities: These investments consist of common stock valued at the closing price reported on the active market on which the individual securities are traded.

Shares of Registered Investment Companies: Valued at the daily closing price as reported by the fund. Shares of registered investment options held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish daily net asset value (“NAV”) and to transact at that price. The shares of registered investment companies held by the Plan are deemed to be actively traded.

MONRO, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

The following tables set forth the Plan’s financial instruments measured at fair value as of December 31, 2023 and 2022.

		Fair Value Measurements at Reporting Date Using
Description	Total as of December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Shares of registered investment companies	$65,184,893	$65,184,893	$—	$—
Employer securities	930,770	930,770	—	—

Investments at fair value	$66,115,663	$66,115,663	$—	$—

		Fair Value Measurements at Reporting Date Using
Description	Total as of December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Shares of registered investment companies	$57,819,671	$57,819,671	$—	$—
Employer securities	1,247,630	1,247,630	—	—

Investments at fair value	$59,067,301	$59,067,301	$—	$—

NOTE 6 – INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan participates in an investment contract with Empower by investing in the Empower Annuity Guaranteed Income Fund. The principal investments underlying the guarantee are high-quality fixed income instruments mainly consisting of public bonds, commercial mortgages and private placement bonds, within a general account. The Guaranteed Income Fund is a group annuity contract issued by Empower and is backed by the full faith and creditworthiness of the issuer. Guarantees are based on the claims-paying ability of Empower and not on the value of the securities within the insurer’s general account. The credit rating of the issuer at December 31, 2023 was considered investment grade and there are no reserves against contract value for credit risk of the contract issuer or otherwise.

Only an event causing liquidity constraints at Empower could limit the ability of the Plan to transact at the contract value to be paid within 90 days or, in rare circumstances, the contract value to be paid over time. There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value to be paid either within 90 days or over time. The Fund is fully benefit responsive; therefore, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Fund. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. As discussed in Note 1, the Plan considers this contract to be fully benefit-responsive. The Guaranteed Income Fund is included at its contract value in the statements of net assets available for benefits. The Guaranteed Income Fund does not operate like a mutual fund, variable annuity product, or conventional fixed rate individual annuity product. Under the group annuity contract that supports this product, participants may ordinarily direct a permitted withdrawal or transfer of all or a portion of their account balance at contract value, within reasonable timeframes.

MONRO, INC.

401(k) PLAN

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN # 16-0838627, Plan #001

December 31, 2023

(a)	(b)	(c)	(d)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
	Fidelity	500 Index Fund	$8,894,779
	American Funds	2030 Target Date Retirement Fund	8,360,207
	American Funds	2035 Target Date Retirement Fund	7,752,779
*	Empower Annuity Insurance Company	Guaranteed Income Fund	7,479,634
	American Funds	2025 Target Date Retirement Fund	6,093,572
	American Funds	2045 Target Date Retirement Fund	4,777,802
	American Funds	2040 Target Date Retirement Fund	4,549,524
	J.P. Morgan Asset Management	Large Cap Growth	3,484,407
	American Funds	2050 Target Date Retirement Fund	3,334,139
	J.P. Morgan Asset Management	Equity Income Fund	3,029,101
	Vanguard	Small-Cap Index Fund	2,847,488
	American Funds	2020 Target Date Retirement Fund	2,285,190
	Baird Asset Management	Core Plus Bond Fund	2,252,783
	Vanguard	International Growth Fund	1,801,322
	American Funds	2055 Target Date Retirement Fund	1,785,911
*	Monro, Inc. 401(k) Plan	Notes Receivable from Participants **	1,606,219
	American Funds	2060 Target Date Retirement Fund	1,011,090
*	Monro, Inc.	Monro Stock Fund	930,770
	Fidelity	Mid Cap Index Fund	846,291
	American Funds	2015 Target Date Retirement Fund	730,752
	Fidelity	International Index Fund	540,514
	American Funds	2065 Target Date Retirement Fund	428,826
	American Funds	New World R6	207,673
	American Funds	2010 Target Date Retirement Fund	170,743

			$75,201,516

*	Denotes a party-in-interest
**	Interest rates of 4.25 – 9.50%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Monro, Inc., as Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Monro, Inc.

AS ADMINISTRATOR OF

Monro, Inc. 401(k) Plan

DATE: June 27, 2024	By	/s/ Brian J. D’Ambrosia
Brian J. D’Ambrosia
Executive Vice President-Finance,
Chief Financial Officer and Treasurer
(Principal Financial Officer and
Principal Accounting Officer)

EXHIBIT INDEX

Exhibit

23.1	Consent of Freed Maxick CPAs, P.C., dated June 27, 2024.